UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number 001-38716

GAMIDA CELL LTD.
(Translation of registrant’s name into English)

5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

 Gamida Cell Ltd. (the “Company”) today announced the results of the Company’s Annual General Meeting of Shareholders (the “Meeting”), which was held at 5:00 p.m. (Israel time) on June 4, 2019, at the Company’s offices at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the applicable required majority, all six proposals that were described in the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on May 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

June 4, 2019	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer